EXHIBIT 99.1

Capture Projects Limited

Financial Statements
as at and for the years
ended December 31, 2006,
2005 and 2004

Capture Projects Limited

Financial Statements as at and for the years ended December 31, 2006, 2005 and 2004

Report of Independent Auditors

The Board of Directors and Shareholders of Capture Projects Limited

We have audited the accompanying balance sheets of Capture Projects Limited (“the Company”) as of December 31, 2006 and 2005, and the related statements of operations, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capture Projects Limited at December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Leeds, England

June 25, 2007

Capture Projects Limited

Balance Sheets as at December 31

	2006	2006	2005
	Convenience Translation in U.S. Dollars (*)	in British Pounds	in British Pounds

Assets

Current assets
Cash and cash equivalents	1,611	823	722
Trade receivables	872,013	445,337	647,531
Prepayments	751,323	383,701	562,444
Due from related parties	145	74	14,987
Other current assets	32,735	16,718	12,686

Total current assets	1,657,827	846,653	1,238,370

Property, plant and equipment, net	66,076	33,745	57,635

Other intangible assets	-	-	23,611

Total Assets	1,723,903	880,398	1,319,616

Liabilities and Shareholders' deficit

Liabilities
Short-term bank loans	140,260	71,631	76,757
Trade payables	389,694	199,017	271,389
Due to related parties	357,141	182,392	31,392
Other payables and accrued liabilities	2,355,451	1,202,929	1,346,734

Total liabilities	3,242,546	1,655,969	1,726,272

Shareholders' equity
Ordinary shares £ 0.1 par value per share;
issued and outstanding 265,250 shares
as at December 31, 2006 and 2005	51,938	26,525	26,525
Additional Paid in Capital	786,603	401,718	387,063
Accumulated deficit	(2,357,184)	(1,203,814)	(820,244)

Total shareholders' deficit	(1,518,643)	(775,571)	(406,656)

Total Liabilities & Shareholders' deficit	1,723,903	880,398	1,319,616

*	The translation of British Pounds amounts into dollars has been made solely for the convenience of the reader at the representative rate of exchange at December 31, 2006 (£ 1= $1.96).

The accompanying notes are an integral part of the financial statements.

Capture Projects Limited

Statements of Operations for the years ended December 31

	2006	2006	2005	2004
	Convenience Translation in U.S. Dollars (*)	in British Pounds	in British Pounds	in British Pounds

Revenues
Product	3,318,177	1,694,593	2,518,424	1,699,361
Services	1,852,849	946,250	1,173,494	1,102,646

	5,171,026	2,640,843	3,691,918	2,802,007
Cost of revenues
Product	1,228,971	627,635	1,271,820	790,318
Services	1,227,063	626,661	968,692	540,622

	2,456,034	1,254,296	2,240,512	1,330,940

Gross profit	2,714,992	1,386,547	1,451,406	1,471,067

Research and development costs	-	-	73,163	-
Selling and marketing expenses	1,328,528	678,480	392,438	429,975
General and administrative expenses	2,135,826	1,090,767	1,191,416	962,501

Operating (loss) income	(749,362)	(382,700)	(205,611)	78,591
Financial expenses, net	(1,704)	(870)	(3,136)	(7,410)

Net (loss) income	(751,066)	(383,570)	(208,747)	71,181

*	The translation of British Pounds amounts into dollars has been made solely for the convenience of the reader at the representative rate of exchange at December 31, 2006 (£ 1= $1.96).

The accompanying notes are an integral part of the financial statements.

Capture Projects Limited

Statements of Changes in Shareholders' Equity for the years ended December 31, 2006, 2005 and 2004

	Ordinary shares	Share capital	Additional Paid in Capital	Accumulated deficit	Shareholders' deficit
	Number	in British Pounds

Balance at January 1, 2004	265,250	26,525	324,258	(682,678)	(331,895)

Employees stock-based compensation expenses	-	-	31,329	-	31,329

Net income for the year	-	-	-	71,181	71,181

Balance at December 31, 2004	265,250	26,525	355,587	(611,497)	(229,385)

Employees stock-based compensation expenses	-	-	31,476	-	31,476

Net loss for the year	-	-	-	(208,747)	(208,747)

Balance at December 31, 2005	265,250	26,525	387,063	(820,244)	(406,656)

Employees stock-based compensation expenses	-	-	14,655	-	14,655

Net loss for the year	-	-	-	(383,570)	(383,570)

Balance at December 31, 2006	265,250	26,525	401,718	(1,203,814)	(775,571)

The accompanying notes are an integral part of the financial statements.

Capture Projects Limited

Statements of Cash Flows for the years ended December 31

	2006	2006	2005	2004
	Convenience Translation in U.S. Dollars (*)	in British Pounds	in British Pounds	in British Pounds

Cash flows from operating activities
Net (loss) income	(751,066)	(383,570)	(208,747)	71,181

Adjustments to reconcile net (loss) income to
cash (used in) provided by operating activities:

Depreciation and amortization	108,005	55,158	48,315	37,098
Share-based compensation expenses	28,696	14,655	31,476	31,329
Decrease (increase) in trade receivables, net	395,915	202,194	352,238	(721,210)
Decrease (increase) in prepayments	349,995	178,743	(22,667)	(196,311)
(Increase) decrease in other current assets	(7,896)	(4,032)	16,365	(27,034)
(Decrease) increase in trade payables	(141,711)	(72,372)	(127,859)	228,628
(Decrease) increase in other payables and accrued liabilities	(281,584)	(143,805)	53,500	630,045

Net cash (used in) provided by operating activities	(299,646)	(153,029)	142,621	53,726

Cash flows from investing activities
Purchase of intellectual property rights	-	-	-	(50,000)
Capital expenditure on property, plant and equipment	(14,993)	(7,657)	(66,583)	(19,495)

Net cash used in investing activities	(14,993)	(7,657)	(66,583)	(69,495)

Cash flows from financing activities
Changes in short-term bank loans, net	(10,037)	(5,126)	(95,646)	19,024
Repayment of loans to related parties	-	-	-	(3,247)
Receipt of loans from related parties	324,874	165,913	19,652	-

Net cash provided by (used in) financing activities	314,837	160,787	(75,994)	15,777

Net increase in cash and cash equivalents	198	101	44	8

Cash and cash equivalents at beginning of the year	1,413	722	678	670

Cash and cash equivalents at end of the year	1,611	823	722	678

*	The translation of British Pounds amounts into dollars has been made solely for the convenience of the reader at the representative rate of exchange at December 31, 2006 (£ 1= $1.96).

The accompanying notes are an integral part of the financial statements.

Capture Projects Limited

Note 1 – Organization and Basis of Preparation

Capture Projects Limited (hereinafter – “the Company” or “CPL”) is a system integrator and provider of consultancy and professional services for healthcare service, finance and insurance providers. CPL offer Business Outcome Improvement solutions and services through Information and Document Management. The Company was established and commenced operations in August 1998 and has offices based at Wetherby, UK.

On April 11, 2007, all Company’s shares were acquired by Top Image Systems UK Limited (hereinafter – “TIS UK”), and therefore, became a wholly owned subsidiary of TIS UK, which is a wholly owned subsidiary of Top Image Systems Ltd, an Israeli corporation which shares are traded on NASDAQ Capital Market and Tel Aviv Stock Exchange

The Company has incurred cumulative net losses through December 31, 2006. The Company incurred net losses of £384 thousand and £209 thousand during the years ended December 31, 2006 and 2005, respectively, and had negative working capital of £776 thousand and an accumulated deficit of £1,204 thousand at December 31, 2006.

The Company has bank borrowings that are repayable on demand. In the opinion of the management, the Company will be able to pay its debts as they fall due. In forming their opinion, the management has taken into account the commitment by the parent company to provide financial support.

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operational existence for the foreseeable future. The validity of this assumption depends on the continued support of the parent company. The financial statements do not include any adjustments that would result if the parent company did not continue to provide financial support. If such support were not available it might not be appropriate to continue recording the assets and liabilities of the Company at the values set out in the balance sheet and, accordingly, adjustments might be required to write down the value of assets and recognize contingent and other liabilities.

Note 2 – Significant Accounting Policies

The financial information contained in these financial statements does not constitute statutory accounts as defined in section 240 of the Companies Act 1985 of England and Wales, as amended. Statutory accounts for the years ended December 31, 2004, 2005 and 2006 on which the auditors’ reports were unqualified and did not contain a statement under section 237 (2) or (3) of that Act have been delivered to the Registrar of Companies for England and Wales.

Estimations and assumptions in the financial statements

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

The estimates and assumptions used are management’s best estimates based on experience and historical data, however actual results could differ from these estimates.

Financial statements in British Pounds

The functional currency and reporting currency of the Company is the British Pound (“£”). For convenience of the reader the balance sheet at December 31, 2006 and the statements of operations and cash flows for the year then ended have also been presented in $. The translation rate used was $1.96 per £1.

Capture Projects Limited

Note 2 – Significant Accounting Policies (cont’d)

Fair Value of Financial Instruments

For financial instruments consisting of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and short-term bank loan included in the Company’s financial statements, the carrying amounts are reasonable estimates of fair value due to their short maturities.

Cash and cash equivalents

The Company considers all highly liquid investments with original maturity of three months or less at date of purchase, to be cash equivalents.

Doubtful accounts

The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management bases its determination, among other factors, on information available about the debtors’financial situation, the volume of their operations and evaluation of the security received from them. Account balances are charged against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of December 31, 2006, an amount of £144 represented an allowance for doubtful accounts.

Property, plant and equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed by the straight-line method over the estimated useful lives of the assets as follows:

Machinery and equipment	3 years
Leasehold property	Useful economic life or remaining lease term, whichever is the shorter

Intangible assets

In July, 2004, CPL acquired the Intellectual Property Rights (hereinafter –“IPR”) from August Group, a UK company for consideration of £50 thousand, see Note 5.

Intangible assets are recorded at costs and are amortized on a straight-line basis over their expected useful economic life of 2.5 years.

Leased Assets

The costs of operating leases are charged to operations on a straight-line basis over the lease term.

Revenue recognition

The Company derives its revenues mainly from sales of third party products and services. Product revenues include mainly sales of software and, to a lesser extent, the related hardware. Revenues from services include maintenance and technical support, consulting and training.

The Company accounts for software sales in accordance with Statement of Position No. 97-2, “Software Revenue Recognition” (“SOP No. 97-2”), as amended by Statement of Position 98-9, “Modifications of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions”. SOP No. 97-2 generally requires revenues earned from software arrangements involving multiple elements to be allocated to each element based on the relative fair values of the elements determined by the vendor’s specific objective evidence (“VSOE”) of fair value.

Capture Projects Limited

Note 2 – Significant Accounting Policies (cont’d)

Revenue recognition (cont’d)

Revenues are recognized under the “residual method” when VSOE of fair value exists for all undelivered elements and when all SOP No. 97-2 criteria for revenue recognition are met. When VSOE of fair value does not exist for the undelivered elements, the entire outcome of the arrangement recognized ratably over the service period, and when all SOP No. 97-2 criteria for revenue recognition are met.

Revenue from license fees is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable, and collectibility is probable.

Maintenance and support revenue is deferred and recognized on a straight-line basis over the term of the maintenance and support agreement. The VSOE of fair value of the undelivered elements (maintenance, support and services) included in multiple element arrangements is determined based on the price charged for the undelivered element when sold separately or renewed.

Deferred revenues represent mainly unearned amounts received under technical support and maintenance arrangements that are paid by customers and not yet recognized as revenues.

Research and development costs

Software development costs are expensed as incurred until the phase where technological feasibility has been established, at which time subsequent costs are capitalized until the product is available for general release to customers.

In 2005, the Company engaged in certain development activities but since the establishment of technological feasibility of the Company’s products and their general release has not been substantially concluded, the Company expensed all the aforesaid software development costs as incurred to its statements of operations. Accordingly, no software development costs have been capitalized by the Company.

Income taxes

The Company accounts for income taxes under SFAS No. 109 “Accounting for Income Taxes”.

Under SFAS 109 deferred tax assets and liabilities are recognized in respect of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts as well as in respect of tax losses and other deductions which may be deductible for tax purposes in future years, based on statutory tax rates as these will be applicable to the periods in which such deferred taxes will be realized. Deferred tax assets do not include future tax benefits for which the realization of the benefit is less than “more likely than not”. Valuation allowances are established for the entire deferred tax assets, if no deferred tax assets are expected to be realized, in accordance with SFAS 109.

Income tax benefit (expense) represents the tax for the period and the change during the period in deferred tax assets and liabilities.

Capture Projects Limited

Note 2 – Significant Accounting Policies (cont’d)

Share incentive plan

Prior to January 1, 2006, the Company applied the intrinsic value-based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations, in accounting for its fixed plan stock options as permitted by SFAS No. 123, “Accounting for Stock-Based Compensation”.

Effective January 1, 2006, the Company adopted SFAS No. 123(R), “Share-Based Payment”. This statement replaces SFAS No. 123, “Accounting for Stock-Based Compensation” and supersedes APB No. 25. SFAS 123(R) requires that all stock-based compensation be recognized as an expense in the financial statements and that such cost be measured at the fair value of the award on the date of grant. This statement was adopted using the modified prospective method of application, which requires the Company to recognize compensation cost on a prospective basis.

Under this method, the Company recorded stock-based compensation expense for awards granted prior to, but not yet vested, as of January 1, 2006, using the fair value amounts determined for pro forma disclosures under SFAS 123. For stock-based awards granted after January 1, 2006, the Company recognizes compensation expense based on estimated grant date fair value using the “Black Scholes” option-pricing model. The value of stock options as noted, is recognized as compensation expense over the requisite service period of the entire award.

In a change from previous standards, SFAS 123(R) also requires that excess tax benefits related to stock option exercises be reflected as financing cash inflows. Therefore, excess tax benefits related to stock option exercises in 2006 should be reflected in operating activities. Since the Company recorded a valuation allowance in respect of the entire deferred taxes, no excess tax benefits related to stock option exercises in 2006 are reflected in operating activities.

Share-based compensation cost that has been included in loss from continuing operations amounted to £15 thousand for the year ended December 31, 2006.

No pro forma disclosure has been made for periods subsequent to January 1, 2006 as all stock-based compensation has been recognized in net loss. For purposes of the pro forma disclosure relating to years ended December 31, 2005 and 2004 the value of the options is estimated using a “Black Scholes” option-pricing model and amortized to expense over the options’ service periods with forfeitures recognized as they occurred. The following table illustrates the effect on net (loss) income for the years ended December 31, 2005 and 2004 as if the Company had applied the fair value recognition provisions of Statement 123 to options granted under the Company’s stock plan prior to adoption of SFAS No. 123(R) on January 1, 2006.

	Year ended December 31
	2005	2004
	in British Pounds

Net (loss) income as reported	(208,747)	71,181
Add: Compensation expenses recorded in
statements of income	31,476	31,329
Less: Application of Stock-Based compensation
expense according to SFAS 123	(18,361)	(31,930)

Net (loss) income - pro forma	(195,632)	70,580

Capture Projects Limited

Note 2 – Significant Accounting Policies (cont’d)

Long-lived assets

The Company accounts for long-lived assets under the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment charge is recognized to the extent that the carrying amount value exceeds its fair value.

Accrued warranty costs

Accrued warranty costs are calculated in respect of products sold and work performed (for periods subsequent to delivery of the products or performance of the work) based on management’s estimation and in accordance with the Company’s prior experience.

Note 3 – Property, Plant and Equipment, net

Property, plant and equipment consist of the following:

	Machinery and equipment	Leasehold property	Total
	in British Pounds	in British Pounds	in British Pounds

Cost
Balance at January 1, 2006	12,279	96,481	108,760
Additions	-	7,657	7,657
Disposals	-	(24,977)	(24,977)

Balance at December 31, 2006	12,279	79,161	91,440

Accumulated depreciation
Balance at January 1, 2006	6,790	44,335	51,125
Depreciation for the year	5,489	26,058	31,547
Disposals	-	(24,977)	(24,977)

Balance at December 31, 2006	12,279	45,416	57,695

Property, plant and equipment, net

Balance at December 31, 2006	-	33,745	33,745

Property, plant and equipment, net

Balance at December 31, 2005	5,489	52,146	57,635

Capture Projects Limited

Note 4 – Other payables and accrued liabilities

	December 31
	2006	2005
	in British Pounds	in British Pounds

Governmental agencies	186,597	131,078
Deferred income	841,414	954,546
Other accruals	174,918	261,110

	1,202,929	1,346,734

Note 5 – Acquisition of Intellectual Property Rights

1.	In July, 2004, CPL acquired the Intellectual Property Rights (hereinafter – “IPR”) from August Group, a UK company for consideration of £ 50 thousand. The acquisition of the IPR allowed CPL to provide additional services for insurance sector services providers.

The IPR is amortized over its estimated useful life of 2.5 years.

2.	The amortization expenses were £24 thousand and £17 thousand for each of the years ended December 31, 2006 and 2005, respectively, and were recorded as a part of general and administrative expenses.

Note 6 – Commitments and Contingencies

Bank Guarantee

In 1999, CPL entered into a line-of-credit agreement (Operating Line of Credit) with the Nat West Bank, in connection with provision of line of credit to the Company for its operations. The Operating Line of Credit allows for borrowing on approved accounts receivable, purchase orders, or on a revolving basis which is subject to cash limits. The agreement allows for qualified borrowing up to £225 thousands at various rates of interest depending on the facility. The agreement provided for guarantee to be issued by the Company and Company’s shareholders for the amount of £75 thousand and £150 thousand, respectively. The agreement initially was to expire on January 2002, but was renewed on that date by mutual consent. As of December 31, 2006, an amount of £72 thousand is outstanding.

Concentrations of credit risk

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash investments and trade accounts receivable. The Company maintains cash and cash equivalents with Net West Bank due to the credit line it granted to the Company and therefore, is subject to a concentration of credit risk to one institution.

Liability for warranty

The Company has made provision for its product warranty to its customers, in accordance with management judgment and based on past experience, which represent insignificant outstanding account to the financial statements.

Operating Leases

The Company has entered into operating lease agreements for the lease of offices in Wetherby and Bristol which expires on different dates in April and August 2007. In addition, the Company has entered into operating lease agreements for the lease of several cars which expire in November 2009.

Capture Projects Limited

Note 6 – Commitments and Contingencies (cont’d)

Operating Leases

The leasing payments paid by monthly payments and the leasing deposits are presented in the prepayments and accrued income. The total annual rental expenses in 2006, 2005 and 2004 were £44 thousand, £50 thousand and £55 thousand, respectively.

As of December 31, 2006, the future payments of the commitments are as follows:

in British Pounds

2007	36,692
2008	11,892
2009	9,910

Total	58,494

Note 7 – Shareholders’ Deficit

A.	Authorized, issued and outstanding share capital

	Issued and outstanding shares		Authorized
	December 31		December 31
	2006	2005	2006	2005
	Number of shares		Number of shares

£ 0.1 par value per share	265,250	265,250	10,000,000	10,000,000

B.	Share incentive plan

1.	The Company’s Share Option Plan (“the Plan”) was adopted by the Board of Directors in April 2002.

The Plan provides that options may be granted to senior employees or managers of the Company pursuant to incentive plan approved by the Board of Directors of the Company.

2.	Stock option grants during the reporting period

a.	In August 2005, the Board of Directors authorized, under the Plan, the grant to employees of options to purchase a total of 3,500 ordinary shares. In August 2005, the Company granted 3,500 options to employees. The exercise price is £1.5 per share. These options fully vest equally over 3 years of service.

b.	In August 2005, the Board of Directors authorized, under the Plan, the grant to employees of options to purchase a total of 13,123 ordinary shares. In August 2005, the Company granted 13,123 options to employees. The exercise price is £1.5 per share. These options fully vest equally over 3 years of service.

c.	In January 2006, the Board of Directors authorized, under the Plan, the grant to employees of options to purchase a total of 2,000 ordinary shares. In January 2006, the Company granted 2,000 options to employees. The exercise price is £1.5 per share. These options fully vest equally over 3 years of service.

During 2006, the Company recorded share-based compensation expenses in the amount of £15 thousand, in accordance with SFAS No. 123(R).

Capture Projects Limited

Note 7 – Shareholders’ Deficit (cont’d)

B.	Share incentive plan (cont’d)

3.	Following is a summary of non-vested options activity as of December 31, 2006, under the Company’s stock-based incentive compensation plan:

	Number of shares	Weighted average grant date fair value

Non-vested at January 1, 2006	21,873	£5.99
Granted	2,000	6.35
Vested	(10,791)	5.62
Forfeited	(10,749)	6.35

Non-vested at December 31, 2006	2,333	£6.35

As of December 31, 2006, there was £19 thousand of total unrecognized compensation cost related to non-vested share-based compensation arrangements under Company’s stock-based incentive compensation plan which is expected to be recognized over the weighted average period of 1.5 years.

4.	Following is a summary of options activity under the Company’s stock-based incentive compensation plan during the year ended December 31, 2006, 2005 and 2004:

	Number of shares	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
			In years	in British Pounds

Balance at January 1, 2004	15,750	£0.10

Granted	-	-
Exercised	-	-
Forfeited and expired	-	-

Balance at
December 31, 2004	15,750	0.10

Granted	16,623	1.50
Exercised	-	-
Forfeited and expired	-	-

Balance at
December 31, 2005	32,373	0.82

Granted	2,000	1.50
Exercised	-	-
Forfeited and expired	(16,123)	1.41

Balance at
December 31, 2006	18,250	£0.37	6.92	19,549

Exercisable at
December 31, 2006	14,750	£0.10	6.58	19,549

Capture Projects Limited

Note 7 – Shareholders’ Equity (cont’d)

B.	Share incentive plan (cont’d)

5.	Fair value method

The Company has determined the weighted average fair value per option of stock-based arrangements grants during 2006 and 2005 to be £6.35 and £6.35, respectively. The fair values of the stock based compensation awards granted were estimated using the “Black Scholes” option pricing model with the following assumptions:

Year of grant	Expected dividend yield	Expected option life	Expected volatility	Risk free interest rate	Fair value £

August 2005	-	5.85	110%	5%	6.35
January 2006	-	5.85	110%	5%	6.35

Note 8 – Income Taxes

A.	Components of deferred income tax

The Company recognizes deferred tax benefits based on the management’s expectation that future taxable earnings will be achieved. A valuation allowance has been recorded in respect of the entire deferred tax assets as management concluded that at December 31, 2006 it is more likely than not that such assets will not be realized.

Deferred income tax consists of future tax assets attributable to the following:

	December 31
	2006	2005
	in British Pounds	in British Pounds

Operating loss carry forwards	182,136	73,628

Less - valuation allowance	(182,136)	(73,628)

Total net deferred tax benefit	-	-

B.	Tax rates and carry forward tax losses

1.	Current tax rate in the UK is 30%.

2.	The Company has tax losses carry forward of approximately £ 607 thousand which can be carried forward indefinitely.

Capture Projects Limited

Note 9 – Related Party Transactions

A.	Generally, related parties are comprised of principal shareholders (10% or more of the Company’s share capital) and their subsidiaries and affiliates as well as other affiliates of the Company.

The Company had various agreements with its related parties. The agreements effective throughout 2006 are as follows:

1.	During 2006, Mr. P Eggleston, a director who held a participating interest in Capture Projects Limited, provided professional services to the Company; total services provided amounted to £45 thousand in the year ended 31 December 2006 (2005: nil). There was no amount receivable or payable to Mr. Eggleston at December 31, 2005 or 2006.

2.	During the year ended 31 December 2006 Mr. EJ Stocker, a director of the Company, increased his interest free loan to the Company by £169 thousand. He then repaid £14 thousand and waived £18 thousand of the loan, and this amount has been credited to the profit and loss account within administrative expenses. This made the total amount payable at the year end £182 thousand which included within the balance sheet at December 31, 2006.

3.	The director, Mr. EJ Stocker, has given a personal guarantee of £150 thousand in respect of bank borrowings, see Note 6.

Note 9 – Recent Accounting Pronouncements

1.	In September 2006, the FASB issued SFAS No. 157, Fair Value Measurement. SFAS 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The Statement does not require any new fair value measures. The Statement is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. The Company is required to adopt Statement 157 beginning on January 1, 2008. Statement 157 is required to be applied prospectively, except for certain financial instruments. Any transition adjustment will be recognized as an adjustment to opening retained earnings in the year of adoption.

2.	In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109 (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a threshold of more-likely-than-not for recognition of tax benefits of uncertain tax positions taken or expected to be taken in a tax return. FIN 48 also provides related guidance on measurement, derecognition, classification, interest and penalties, and disclosure. The provisions of FIN 48 will be effective for the Company on January 1, 2007, with any cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company does not expect that the adoption of FIN 48 will a have a material impact on the financial statements of the Company.

3.	In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115, which permits entities to choose to measure many financial instruments at fair value. The Statement allows entities to achieve an offset accounting effect for certain changes in fair value of certain related assets and liabilities without having to apply complex hedge accounting provisions, and is expected to expand the use of fair value measurement consistent with the Board’s long-term objectives for financial instruments. This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007.

Capture Projects Limited

Note 9 – Recently Enacted Accounting Standards (cont’d)

4.	On September 13, 2006 the staff of the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108 (“SAB 108”), which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. SAB 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB 108 did not have a material impact on Capture Project Limited’s financial statements.

Note 10 – Subsequent Events

On April 11, 2007, all of the Company’s shares were acquired by Top Image Systems UK Limited (hereinafter – “TIS UK”), and therefore, became a wholly owned subsidiary of TIS UK, which is a wholly owned subsidiary of Top Image Systems Ltd, an Israeli corporation whose shares are traded on NASDAQ Capital Market and Tel Aviv Stock Exchange.